

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2018

Sanj K. Patel
Chief Executive Officer
Kiniksa Pharmaceuticals, Ltd.
Clarendon House
2 Church Street
Hamilton HM11 Bermuda

> **Re: Kiniksa Pharmaceuticals, Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 6, 2018**
> **CIK No. 0001730430**

Dear Mr. Patel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on April 6, 2018

Prospectus Summary
Our Programs
Mavrilimumab, page 1

1.   We note your response to comment 2. Please expand your disclosure to briefly explain what you mean by "over 900 patient years of exposure" in relation to over 550 RA patients.

<u>License and Acquisition Agreements, page 118</u>

2.   We note your response to comment 16, please revise your disclosure with respect to the Biogen and Medimmune agreements to disclose when the latest to expire patent is currently scheduled to expire, when regulatory exclusivity is scheduled to expire and disclose the specified anniversary of the first commercial sale.

     You may contact Ibolya Ignat at (202) 551-3636 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                               Division of Corporation Finance
                                             Office of Healthcare & Insurance

cc: Nathan Ajiashvili, Esq.